FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 26 August 2016

RBS Holdings N.V.

Gustav Mahlerlaan 350

1082 ME Amsterdam

PO BOX 12925

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RBS Holdings N.V.

Interim results for the half year ended 30 June 2016

In the interim results and unless specified otherwise, the terms 'company' and 'RBS Holdings' mean RBS Holdings N.V.. RBS Holdings N.V. is the parent company of The Royal Bank of Scotland N.V. (RBS N.V.) consolidated group of companies and associated companies, and together ‘RBSH Group’ or ‘the Group’.

The Royal Bank of Scotland Group plc (RBSG) is the ultimate holding company of RBSH Group. RBS Group refers to RBSG and its consolidated subsidiaries and associated companies. RBS plc refers to The Royal Bank of Scotland plc.

The terms 'Consortium' and 'Consortium Members' refer to RBSG, Stichting Administratiekantoor Beheer Financiële Instellingen (the Dutch State, successor to Fortis) and Banco Santander S.A.(Santander) who jointly acquired RBS Holdings on 17 October 2007 through RFS Holdings B.V. (RFS Holdings).

Management’s report on the interim financial statements

Pursuant to section 5:25d, paragraph 2(c), of the Dutch Financial Supervision Act (Wet op het financieel toezicht (Wft)), the members of the Managing Board state that to the best of their knowledge:

•         the interim financial statements give a true and fair view, in all material respects, of the assets and liabilities, financial position, and profit or loss of RBS Holdings N.V. and the companies included in the consolidation as at 30 June 2016 and for the six month period then ended.

•         the interim report, for the six month period ending on 30 June 2016, gives a true and fair view of the information required pursuant to section 5:25d, paragraphs 8 and 9, of the Dutch Financial Supervision Act of RBS Holdings N.V. and the companies included in the consolidation.

It is envisaged that in the next twelve months commercial activities will cease and that RBS N.V. will continue to execute the plans for further de-risking. Ultimately, the objective is that RBS N.V. is in a position to relinquish its banking licence in the Netherlands.

Amsterdam

25 August 2016

Idzard van Eeghen

Chairman of the Managing Board

Cornelis Visscher

Chief Financial Officer

Financial review

Operating profit was €177 million compared with a loss of €53 million in H1 2015. This improvement was due to higher non-interest income, lower operating expenses and an impairment release of €9 million compared with an impairment loss of €96 million in H1 2015.

Net interest income decreased to a net expense of €30 million compared with a net expense of €11 million in H1 2015. This was due to the overall run-down of banking book assets outpacing the reduction in liabilities.

Non-interest income increased by €84 million to €234 million compared with €150 million in H1 2015. Income from trading activities was €87 million compared with €5 million in H1 2015, primarily due to €138 million received in respect of a distribution to successful plaintiffs in the Madoff related class action. Net fees and commissions were €5 million compared with €8 million. Other operating income remained stable at €142 million (H1 2015 - €137 million), which included income from associates of €53 million and a €16 million loss as a result of the redemption of three trust preferred securities as part of the simplification of the balance sheet and management of legacy capital securities.

Operating expenses decreased by €60 million to €36 million compared with €96 million in H1 2015, primarily reflecting administrative expenses which decreased €69 million to a credit of €20 million (H1 2015 - €49 million charge) including provision releases relating to the review of legacy balances. This was offset by increases in staff costs of €7 million reflecting planned business reductions in India, and premises and equipment costs of €2 million due to restructuring costs across Asia-Pacific countries.

Impairments were a release of €9 million, compared with impairment losses of €96 million in H1 2015 which were driven by a single name exposure.

Balance sheet

●	Total assets were €10.7 billion at 30 June 2016, a decrease of €5.2 billion, or 33%, compared with €15.9 billion at 31 December 2015.
●

Cash and balances at central banks increased by €0.5 billion or 93% to €1.0 billion at 30 June 2016 primarily arising from the settlement of an intergroup loan, €0.3 billion, and receipts from subsidiaries of €0.2 billion.

●

Loans and advances to banks decreased by €4.2 billion, or 60%, to €2.8 billion at 30 June 2016, reflecting the continued business wind-down, with the majority of the balance, €2.2 billion, being with fellow subsidiaries.

●	Loans and advances to customers declined €1.2 billion, or 55%, to €1.0 billion, mainly in China and India reflecting continued repayments and business run-down.
●

Derivative assets decreased by €0.2 billion, or 9%, to €2.0 billion, and derivative liabilities decreased by €0.2 billion, or 9%, to €1.7 billion. €1.1 billion of the assets and €1.5 billion of the liabilities are balances with fellow subsidiaries.

●	Prepayments, accrued income and other assets decreased by €0.2 billion, 41%, to €0.3 million, mainly reflecting continued business wind-down.
●

Deposits by banks decreased by €0.9 billion, or 30%, to €2.1 billion, mainly due to a reduction in fellow subsidiaries, down €0.8 billion to €1.9 billion, compared with €2.7 billion at 31 December 2015.

●	Customer accounts were down €0.6 billion, 43%, to €0.8 billion, mainly in China and India reflecting a reduction in customer deposits.
●	Debt securities in issue declined €0.3 billion, 65%, to €0.1 billion reflecting decreases in designated at fair value balances.
●

Subordinated liabilities decreased by €3.1 billion, 69%, to €1.4 billion primarily due to the redemption of the remaining US dollar Trust Preferred Securities and exchange rate movements during the period.

Financial review

Capital

Capital ratios and risk-weighted assets (RWAs) on the CRR transitional basis are set out below;

	30 June	31 December
	2016	2015
Capital ratios	%	%
CET1	22.3	21.2
Tier 1	22.3	30.1
Total	25.1	42.5

Risk-weighted assets	€m	€m

Credit risk	14,077	15,033
Market risk	466	897
Operational risk	624	463

Total RWAs	15,167	16,393

The CET1 ratio increased 110 basis points in H1 2016 primarily due to the decrease in RWAs (€1.2 billion) which reflected continued asset reductions in India and China.  The Total capital ratio decreased from 42.5% at 31 December 2015 to 25.1% at 30 June 2016 mainly due to the redemption of the outstanding ($3.3 billion) Trust Preferred Securities which had been included within additional Tier 1 and Tier 2 capital.

Condensed consolidated income statement for the half year ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015
	€m	€m

Interest receivable	89	146
Interest payable	(119)	(157)

Net interest income	(30)	(11)

Fees and commissions receivable	7	14
Fees and commissions payable	(2)	(6)
Income from trading activities	87	5
Other operating income	142	137

Non-interest income	234	150

Total income	204	139
Operating expenses	(36)	(96)

Profit before impairment losses	168	43
Impairment releases/(losses)	9	(96)

Operating profit/(loss) before tax	177	(53)
Tax (charge)/credit	(45)	1

Profit/(loss) from continuing operations	132	(52)
Profit from discontinued operations, net of tax	-	6

Profit/(loss) for the period attributable to controlling interests	132	(46)

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015
	€m	€m

Profit/(loss) for the period	132	(46)

Items that qualify for reclassification
Available-for-sale financial assets	(4)	61
Cash flow hedges	-	2
Currency translation	(71)	57
Other comprehensive (loss)/income after tax	(75)	120

Total comprehensive income for the period attributable to controlling interests	57	74

Condensed consolidated balance sheet as at 30 June 2016 (unaudited)

	30 June	31 December
	2016	2015
	€m	€m

Assets
Cash and balances at central banks	1,047	543
Loans and advances to banks	2,763	6,931
Loans and advances to customers	977	2,193
Amounts due from the ultimate holding company	135	138
Debt securities	2,047	1,924
Equity shares	192	215
Settlement balances	32	71
Derivatives	2,023	2,221
Deferred tax	4	10
Interests in associates	1,199	1,201
Prepayments, accrued income and other assets	314	534

Total assets	10,733	15,981

Liabilities
Deposits by banks	2,092	2,976
Customer accounts	849	1,481
Debt securities in issue	142	403
Settlement balances and short positions	42	36
Derivatives	1,694	1,861
Accruals, deferred income and other liabilities	807	1,048
Deferred tax	16	58
Subordinated liabilities	1,399	4,456

Total liabilities	7,041	12,319
Equity attributable to controlling interests	3,692	3,662

Total liabilities and equity	10,733	15,981

Condensed consolidated statement of changes in equity for the half year ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015
	€m	€m

Share premium account
At beginning of period	2,717	2,660
Distribution (1)	(27)	-

At end of period	2,690	2,660

Available-for-sale reserve
At beginning of period	(3)	(58)
Unrealised losses	-	(22)
Realised (gains)/losses	(4)	83
Tax	-	1

At end of period	(7)	4

Cash flow hedging reserve
At beginning of period	(1)	(2)
Amount recognised in equity	-	2
Tax	-	(1)

At end period	(1)	(1)

Foreign exchange reserve
At beginning of period	(140)	(220)
(Losses)/gains arising	(34)	57
Reclassification of foreign currency gains included in the income statement	(37)	-

At end of period	(211)	(163)

Retained earnings
At beginning of period	1,089	1,093
Profit/(loss) attributable to controlling interests
- continuing operations	132	(52)
- discontinued operations	-	6

At end of period	1,221	1,047

Equity attributable to controlling interests	3,692	3,547

Note:

(1)	Relates to a distribution to RFS Holdings BV to fund a distribution to Santander.

Condensed consolidated cash flow statement for the half year ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015
	€m	€m

Operating activities
Operating profit/(loss) before tax from continuing operations	177	(53)
Operating profit before tax from discontinued operations	-	13
Adjustments for non-cash items	(256)	415

	(79)	375
Changes in operating assets and liabilities	3,262	(878)

Net cash flows from operating activities before tax	3,183	(503)
Income taxes received	10	-

Net cash flows from operating activities	3,193	(503)

Net cash flows from investing activities	99	969

Net cash flows from financing activities	(2,874)	(1,197)

Effects of exchange rate changes on cash and cash equivalents	(24)	50

Net increase/(decrease) in cash and cash equivalents	394	(681)
Cash and cash equivalents at beginning of period	1,761	2,712

Cash and cash equivalents at end of period	2,155	2,031

Notes (unaudited)

1. Basis of preparation

The Group’s condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the audited financial statements published in the 2015 Annual Report on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, as adopted by the European Union (EU) (together IFRS).

The condensed consolidated interim financial statements are unaudited. In the opinion of management, all relevant disclosures necessary for an understanding of the changes in the consolidated financial position and performance of the Group since the end of the last annual reporting period have been made.

Going concern

The risk factors which could materially affect the Group’s future results are described on pages 23 to 25.

Having reviewed the Group’s forecasts and projections and considered the interim results of the RBS Group for the half year ended 30 June 2016, approved on 4 August 2016, which were prepared on a going concern basis, together with evidence that the RBS Group will continue to provide sufficient resources to the Group, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the half year ended 30 June 2016 have been prepared on a going concern basis.

2. Accounting policies

There have been no significant changes to the Group’s principal accounting policies as set out on pages 92 to 99 of the 2015 Annual Report on Form 20-F. Amendments to IFRSs effective for 2016 have not had a material effect on the results for the half year ended 30 June 2016.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to provisions for liabilities, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 99 to 101 of the Group’s 2015 Annual Report on Form 20-F. The risk factors set out on pages 23 to 25 include a new risk factor arising from the UK’s referendum on EU membership held on 23 June 2016.

Notes (unaudited)

3. Impairment provisions

Impairment losses charged to the income statement comprise:

	Half year ended
	30 June	30 June
	2016	2015
	€m	€m

Loan impairment releases	(5)	(14)
(Release)/charge under credit protection arrangements	(6)	8
Securities	2	102

Impairment (releases)/losses	(9)	96

The balance sheet loan impairment provisions at 30 June 2016 were €46 million (30 June 2015 - €114 million).

	Half year ended
	30 June	30 June
	2016	2015
	€m	€m

At beginning of period	86	114
Currency translation and other adjustments	(1)	11
Amounts written-off	(39)	-
Recoveries of amounts previously written-off	5	3
Releases to the income statement	(5)	(14)

At end of period	46	114

There are no provisions in respect of loans and advances to banks.

4. Credit protection arrangements

The Group entered into two agreements with RBS plc under which it bought credit protection over the exposures held by the Group that were subject to RBS Group’s Asset Protection Scheme (APS) agreement with HM Treasury (HMT). These agreements cover 100% of losses on these assets. One agreement provides protection over a portfolio that includes significant exposure in the form of derivatives; the other covers assets that are measured at amortised cost. The former agreement is accounted for as a credit derivative. The second agreement meets the definition of a financial guarantee contract and is accounted for as such. RBS plc exited the APS effective 18 October 2012. The agreements are not impacted by RBS plc’s exit from the APS. As at 30 June 2016, all derivative exposures have been exited and there has been no change to the financial guarantee contract.

With effect from 1 January 2013, the Managing Board of the Group agreed with RBS plc to reduce the number of covered assets included in the agreements as a result of the progress made with the transfers to RBS plc during 2011 and 2012. Unamortised fees relating to the assets previously covered will be reimbursed by RBS plc. At 30 June 2016, €0.3 billion of assets were covered under the agreement (31 December 2015 - €0.9 billion).

Notes (unaudited)

5. Taxation

The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard Dutch corporation tax rate of 25% as follows:

	Half year ended
	30 June	30 June
	2016	2015
	€m	€m

Profit/(loss) before tax	177	(53)

Expected tax (charge)/credit	(44)	13
Losses in period where no deferred tax asset recognised	(23)	(82)
Foreign profits taxed at other rates	1	3
Items not allowed for tax	7	1
Non-taxable items (including recycling of foreign exchange reserve)	26	23
Losses brought forward and utilised	-	28
Reduction in carrying value of deferred tax liability/(asset) in respect of associates	41	1
Adjustments in respect of prior periods	(12)	14
Other	(41)	-

Actual tax (charge)/credit	(45)	1

Notes (unaudited)

6. Segmental analysis

During 2015, the progress made by the restructuring programme reduced the reportable segments from CIB and RCR to a single segment spanning all of the Group’s activities. As a consequence, prior periods have been restated. This achievement required both withdrawing from territories where the Group had less than critical mass and reducing the Treasury portfolios to a level commensurate with the new territorial footprint. In addition, the reductions enabled the Managing Board, as chief operating decision maker, to streamline reporting to a single reportable segment.

Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

	Netherlands	UK	RoW	Total
30 June 2016	€m	€m	€m	€m
Net interest income	(77)	3	44	(30)
Net fees and commissions	-	2	3	5
Income from trading activities	(37)	128	(4)	87
Other operating income/(loss)	70	(22)	94	142
Total income	(44)	111	137	204

Operating (loss)/profit before tax	(53)	152	78	177
Total assets	2,999	1,901	5,833	10,733
Total liabilities	2,602	1,436	3,003	7,041
Net assets attributable to equity owners	397	465	2,830	3,692

30 June 2015
Net interest income	(87)	(3)	79	(11)
Net fees and commissions	(5)	2	11	8
Income from trading activities	(1)	10	(4)	5
Other operating (loss)/income	(49)	5	181	137
Total income	(142)	14	267	139

Operating (loss)/profit before tax	(192)	39	100	(53)

31 December 2015
Total assets	6,958	2,021	7,002	15,981
Total liabilities	6,971	1,603	3,745	12,319
Net assets attributable to equity owners	(13)	418	3,257	3,662

Notes (unaudited)

7. Financial instruments: Classification

The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 shown within other assets and other liabilities

Other
HFT (1,2)	DFV (3)	AFS (4)	LAR (5)	assets	Total
Assets	€m	€m	€m	€m	€m	€m

Cash and balances at central banks	-	-	-	1,047	1,047
Loans and advances to banks	10	-	-	2,753	2,763
Loans and advances to customers	29	-	-	948	977
Amounts due from the ultimate holding company	-	-	-	135	135
Debt securities	129	146	1,772	-	2,047
Equity shares	75	78	39	-	192
Settlement balances	-	-	-	32	32
Derivatives	2,023	2,023
Other assets	-	-	-	-	1,517	1,517

30 June 2016	2,266	224	1,811	4,915	1,517	10,733

Cash and balances at central banks	-	-	-	543	543
Loans and advances to banks	-	-	-	6,931	6,931
Loans and advances to customers	59	-	-	2,134	2,193
Amounts due from the ultimate holding company	-	-	-	138	138
Debt securities	133	151	1,614	26	1,924
Equity shares	82	90	43	-	215
Settlement balances	-	-	-	71	71
Derivatives	2,221	2,221
Other	-	-	-	-	1,745	1,745

31 December 2015	2,495	241	1,657	9,843	1,745	15,981

Amortised	Other
HFT(1,2)	DFV(3)	cost	liabilities	Total
Liabilities	€m	€m	€m	€m	€m

Deposits by banks	136	-	1,956	2,092
Customer accounts	254	-	595	849
Debt securities in issue	-	142	-	142
Settlement balances and short positions	-	-	42	42
Derivatives	1,694	1,694
Subordinated liabilities	-	621	778	1,399
Other liabilities	-	-	-	823	823

30 June 2016	2,084	763	3,371	823	7,041

Deposits by banks	251	-	2,725	2,976
Customer accounts	255	-	1,226	1,481
Debt securities in issue	3	400	-	403
Settlement balances and short positions	1	-	35	36
Derivatives	1,861	1,861
Subordinated liabilities (6)	-	659	3,797	4,456
Other	-	-	-	1,106	1,106

31 December 2015	2,371	1,059	7,783	1,106	12,319

Notes:

(1)

Includes derivative assets held for hedging purposes (under IAS 39) of €51 million (31 December 2015 - €77 million) and derivative liabilities held for hedging purposes (under IAS 39) of €30 million (31 December 2015 - €28 million).

(2)	Held-for-trading.
(3)	Designated as at fair value through profit and loss.
(4)	Available-for-sale.
(5)	Loans and receivables.
(6)	Subordinated liabilities at 31 December 2015 includes $3.3 billion of Trust Preferred Securities (RBS Capital Funding Trust V, VI and VII) that were redeemed in June 2016.

Notes (unaudited)

7. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy

Disclosures relating to the control environment, valuation techniques, inputs to valuation models and discussion on level 3 sensitivities related to all financial instruments measured at fair value on a recurring basis are included in the 2015 Annual Report on Form 20-F. There have been no material changes to valuation or levelling approaches in the half year ended 30 June 2016.

The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	30 June 2016				31 December 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn

Assets
Loans and advances	-	-	-	-	-	0.1	-	0.1
Debt securities	0.4	1.6	-	2.0	-	1.7	0.2	1.9
- of which AFS	0.4	1.4	-	1.8	-	1.6	-	1.6
Equity shares	-	0.1	0.1	0.2	-	0.1	0.1	0.2
Derivatives	-	2.0	0.1	2.1	-	2.1	0.1	2.2

	0.4	3.7	0.2	4.3	-	4.0	0.4	4.4

Proportion	9.3%	86.0%	4.7%	100%	-	90.9%	9.1%	100%

Liabilities
Deposits	-	0.3	0.1	0.4	-	0.4	0.1	0.5
Debt securities in issue	-	0.1	-	0.1	-	0.4	-	0.4
Derivatives	-	1.6	0.1	1.7	-	1.6	0.2	1.8
Subordinated liabilities	-	0.6	-	0.6	-	0.7	-	0.7

	-	2.6	0.2	2.8	-	3.1	0.3	3.4

Proportion	-	92.9%	7.1%	100%	-	91.2%	8.8%	100%

Notes:

(1)

Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:

       (a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or

       (b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)	The Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.
(4)

Level 3 instruments were €0.2 billion for assets and €0.2 billion for liabilities (31 December 2015 - €0.4 billion for assets and €0.3 for liabilities). In 2016 no amounts were recognised in other comprehensive income. The decrease during 2016 primarily related to €0.1 billion sales for assets and €0.1 billion for liabilities  (31 December 2015 - €0.2 billion sales for assets and €0.1 billion for liabilities). Transfers from level 2 to 3 were €89 million assets and €126 million liabilities (31 December 2015 – transfers from level 2 to level 3 were €143 million for assets and €163 million for liabilities. Transfers from level 3 to level 2 were €50 million for assets €59 million for liabilities (31 December 2015 - €74 million for liabilities and nil for assets). Sensitivity due to reasonably possible changes to valuations is not material. There were no other items which are individually material.

The amount of the total gains or losses included in profit or loss that is attributable to the change in unrealised gains or losses relating to those assets and liabilities held at the end of the reporting period was not material for any period presented.

Notes (unaudited)

7. Financial instruments (continued)

Fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2016		31 December 2015
	Carrying value	Fair value	Carrying value	Fair value
	€m	€m	€m	€m

Financial assets
Loans and advances to banks	2,752	2,752	6,931	6,988
Loans and advances to customers	948	926	2,134	2,051
Amounts due from the ultimate holding company	135	135	138	128
Debt securities	-	-	26	26

Financial liabilities
Deposits by banks	913	910	1,460	1,480
Customer accounts	471	472	724	720
Subordinated liabilities	778	750	3,797	3,754

The table above excludes short-term financial instruments for which fair value approximates carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, certain deposits and notes in circulation.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

8. Contingent liabilities and commitments
	30 June	31 December
	2016	2015
	€m	€m

Guarantees and assets pledged as collateral security	4,338	4,630
Other contingent liabilities	1,521	1,377
Standby facilities, credit lines and other commitments	112	482

Contingent liabilities and commitments	5,971	6,489

Contingent liabilities arise in the normal course of the Group’s business; credit exposure is subject to the bank’s normal controls. The amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

Notes (unaudited)

9. Litigation, investigations and reviews

RBS Holdings N.V. and certain members of RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the Netherlands, the United Kingdom (UK), the European Union (EU), the United States (US) and other jurisdictions.

The Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 30 June 2016.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. The Group generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously the Group’s position in the matter.

There are situations where the Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the Group believes it has credible defences and should prevail on the merits. There are also situations where it may be in the interests of members of the Group to settle adverse claims, including involving significant amounts, on a commercial basis in order to facilitate the achievement of a wider commercial or strategic objective. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Notes (unaudited)

9. Litigation, investigations and reviews (continued)

The Group may not be directly involved in all of the following litigation, arbitration, investigations and reviews but due to the potential implications to RBS Group of such litigation, arbitration, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on the Group. Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate. RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

Litigation

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, filed a clawback claim against RBS N.V. in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud.’ The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. This matter is subject to pre-discovery motions to dismiss the claims against RBS N.V..

London Interbank Offered Rate (LIBOR)

Certain members of RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming RBS Group as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.  In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.

Notes (unaudited)

9. Litigation, investigations and reviews (continued)

On 23 May 2016, the district court’s dismissal of plaintiffs’ antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims. The district court is in the process of considering that question. In addition, the district court, which previously issued additional orders broadly addressing other potential grounds for dismissal of various of plaintiffs’ claims, including dismissal for lack of personal jurisdiction, is now in the process of applying these rulings across plaintiffs’ claims (including the antitrust claims), subject to further submissions from the parties.

Certain members of RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (one case relating to Euroyen TIBOR futures contracts and one relating to other derivatives allegedly linked to JPY LIBOR and Euroyen TIBOR), (ii) Euribor, (iii) Swiss Franc LIBOR, (iv) Pound sterling LIBOR, (v) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (vi) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. Each of these matters is subject to motions to dismiss that will be made or are currently pending, with the exception that on 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations involving RBS Group are set out under ‘Investigations and reviews’ on page 19.

FX antitrust litigation

In 2015, RBS Group companies settled a consolidated antitrust class action (the “consolidated action”), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement on 15 December 2015, RBS Group paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. On 8 June 2016, the Court denied a motion by the settling defendants to enjoin a second FX-related antitrust class action pending in the same court from proceeding, holding that the alleged class of “consumers and end-user businesses” in that action is not included within the classes at issue in the consolidated action.  RBS Group anticipates moving to dismiss the claims in this “consumer” action.  A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions against RBS Group and others, is pending in the same court. On 15 July 2016, the plaintiffs in that case filed an amended complaint purporting to assert claims based on alleged non-collusive FX-related conduct, which RBS Group anticipates moving to dismiss on various grounds.

In September 2015, certain members of RBS Group, including RBS N.V., as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. On 31 May 2016, the plaintiffs in the Ontario action filed a motion seeking class certification.

Notes (unaudited)

9. Litigation, investigations and reviews (continued)

Certain other foreign exchange transaction related claims have been or may be threatened against the RBS Group in other jurisdictions. The RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

CPDO Litigation

Claims have been served on RBS N.V. in England, the Netherlands and Australia, relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). The claims in the Netherlands have been stayed pending the outcome of the claim in England.

Credit default swap antitrust litigation

Certain members of RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York alleging an unlawful restraint of trade in the market for credit default swaps. An agreed US$33 million settlement received final approval from the Court on 18 April 2016 and has been paid.

Fondazione Monte dei Paschi di Siena

A claim for €285.9 million was brought by Fondazione Monte dei Paschi di Siena (FMPS) in July 2014 against former directors and 13 syndicate banks, including RBS N.V., in connection with an Italian law-governed term facility agreement for €600 million dated 4 June 2011. The claim is a civil action based on a non-contractual liability arising from the alleged breach of the by-laws of FMPS which set a 20 per cent limit for its debt to equity ratio (the Ratio). The lenders are alleged to have aided and abetted the former directors of FMPS to breach the Ratio. It is alleged that as sophisticated financial institutions, each lender should have known FMPS’s financial situation, including its debt to equity ratio, and that putting the facility in place would cause it to breach the Ratio. The claim has been transferred to the Florence courts. RBS N.V. will defend the claim.

Freeman v. HSBC Holdings PLC and others

On 10 November 2014, RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, and Bank Saderat) were named as defendants in a complaint filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 70 attacks in Iraq between 2004 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-terrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. On 2 April 2015, the plaintiffs filed an amended complaint adding Commerzbank as an additional defendant. On 29 May 2015, the defendants filed a motion to dismiss the amended complaint in this matter.

Arbitration

Greek Bonds

RBS N.V. and ABN AMRO Bank N.V. are in dispute over the ownership of economic exposure to certain Greek bonds. ABN AMRO Bank N.V. has commenced arbitration proceedings, claiming approximately €70 million, against RBS N.V..

Notes (unaudited)

9. Litigation, investigations and reviews (continued)

Investigations and reviews

The Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the Netherlands, the UK, the US, the EU and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the Netherlands, the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The CIB segment of RBS Group in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates

In February 2013 RBS Group announced settlements with the Financial Services Authority (FSA) in the UK, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations and also agreed to certain undertakings in its settlement with the CFTC. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. The DPA expired in April 2015 and is of no further effect.

In April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and in January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, RBS Group paid settlement penalties of approximately €260 million and €131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, RBS N.V. and RBS plc entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS N.V. and RBS plc made various undertakings and agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

Notes (unaudited)

9. Litigation, investigations and reviews (continued)

In October 2014, the EC announced its findings that (1) RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss Franc LIBOR benchmark interest rate between March 2008 and July 2009; and (2) RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss Franc interest rate derivatives in the European Economic Area (EEA). RBS Group received full immunity from fines.

RBS Group is co-operating with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

RBS Group is providing information and documents to the CFTC as part of its investigation into the setting of USD and EUR ISDAFIX and related trading activities. RBS Group understands that the CFTC investigation is at an advanced stage. RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable to estimate the aggregate impact reliably, if any, on RBS Group which may be material.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG plc’s FX businesses within its CIB segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and has agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations. The DOJ fine is fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

Notes (unaudited)

9. Litigation, investigations and reviews (continued)

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS Group is responding to investigations and inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office in the UK (SFO) announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. On 15 March 2016, the SFO announced that it was closing its investigation, having concluded that, based on the information and material obtained, there was insufficient evidence for a realistic prospect of conviction.

Governance and risk management consent order

In July 2011, RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

In the Governance Order, RBS Group agreed to create the following written plans or programmes:

●

a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS Group’s U.S. operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for RBS Group’s U.S. operations;
●	a plan to oversee compliance by RBS Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the U.S. Branches on a consolidated basis;
●	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●

a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the U.S. Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

Notes (unaudited)

9. Litigation, investigations and reviews (continued)

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order.

RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS Group's US operations. RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS Group's activities in the US may be subject to significant limitations and/or conditions.

10. Related party transactions

Related party transactions in the half year ended 30 June 2016 were similar in nature to those for the year ended 31 December 2015.

Full details of the Group’s related party transactions for the year ended 31 December 2015 are included in the 2015 Annual Report on Form 20-F.

Pursuant to an agreement dated 22 July 2016 with an associate a certain proportion of any proceeds of sale of RBS N.V.’s investment in that associate up to a maximum of approximately €260 million is payable to that associate.

11. Date of approval

The interim results for the half year ended 30 June 2016 were approved by the Supervisory Board on 25 August 2016.

12. Post balance sheet events

There have been no significant events between 30 June 2016 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Risk factors

The RBSH Group is subject to the following new risk factor.

Macroeconomic, regulatory and political uncertainty arising from the outcome of the recent referendum on the UK’s membership in the European Union (“EU Referendum”) may adversely impact the RBSH Group’s business and financial condition.

In a referendum held on 23 June 2016, a majority voted for the UK to leave the EU. Immediately following the EU Referendum result, the UK and global stock and foreign exchange markets commenced a period of significant volatility. The Bank of England has since lowered interest rates which has created a more challenging business environment for the RBS Group. The longer term effects of the EU Referendum are difficult to predict but are likely to include further financial instability and slower economic growth, in the UK in particular, but also Europe and the global economy, at least in the short to medium term.

There is now prevailing uncertainty relating to the process, timing and negotiation of the UK’s relationships with the EU and other multilateral organisations, as well as individual countries. This gives rise to significant uncertainty as to the respective legal and regulatory environments in which the RBS Group and its subsidiaries, including RBSH Group, will operate when the UK is no longer a member of the EU. It is not yet clear how this may impact RBSH Group, which will remain subject to EU prudential supervision and legal and regulatory jurisdiction. This uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules may have a significant impact on the RBSH Group’s operations and business model.

These risks and uncertainties are in addition to the pre-existing risks discussed in the RBSH Group’s 2015 Annual Report & Accounts (R&A), also as filed on Form 20-F, which could individually or collectively have a material adverse effect on the RBSH Group’s financial condition and results of operations.

In addition to the above, set out below is a summary of certain risks which could adversely affect the RBSH Group. This summary updates, and should be read in conjunction with, the fuller description of these and other risk factors included on pages 145 to 158 of the 2015 R&A and pages 178 to 194 of the RBSH Group’s annual report on Form 20-F filed with the Securities and Exchange Commission April 29 2016. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

●

In connection with the winding-down of the RBSH Group’s operations, the RBSH Group is currently executing the transfers or sale of a substantial part of the business activities of RBS N.V. to RBS plc and the execution and/or any delay in the execution or non-completion of the approved transfers or sale of such business activities may have a material adverse effect on the RBSH Group.

●	The RBSH Group is reliant on the RBS Group.
●

Operational risks are inherent in the RBSH Group’s businesses and these risks could increase as a result of a number of factors including, as the RBS Group implements its strategic programme, the UK ring-fencing regime, its cost reduction programmes and the RBSH Group implements its end-state plan.

●

The RBS Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks, and there can be no assurance that the final results will be successful and that the RBS Group will be a viable, competitive, customer-focused and profitable bank.

●

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and may adversely affect the RBSH Group.

Risk factors

●	The RBSH Group’s businesses and financial position can be negatively affected by actual or perceived global economic and financial market conditions and other global risks.
●

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the RBSH Group’s business and results of operations.

●

The RBSH Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

●

The financial position of the RBSH Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.

●

The RBSH Group’s business performance and financial position could be adversely affected if its capital is not managed effectively or if it is unable to meet its capital targets or capital requirements.

●

The RBSH Group is subject to stress tests mandated by its national and European regulators which may result in additional capital requirements which, in turn, may impact the RBSH Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

●	The RBSH Group’s ability to meet its obligations including its funding commitments depends on the RBSH Group’s ability to access sources of liquidity and funding.
●	The RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the RBS Group’s credit ratings.
●

RBSG, RBSH Group and other RBS Group companies are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the RBSH Group’s operations, operating results, reputation, financial position and future prospects. For more details on certain of the RBSH Group’s ongoing legal, governmental and regulatory proceedings, see pages 15 to 22.

●

The RBSH Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the RBSH Group’s key regulators are likely to have a material adverse effect on how the RBSH Group conducts its business and on its results of operations and financial condition as well as the successful implementation of its end-state plan.

●	Failure to retain qualified and sufficient staff may impact the RBSH Group’s ability to implement its end-state plan.
●

The RBSH Group’s operations are highly dependent on its and the RBS Group’s IT systems. A failure of such IT systems could adversely affect the RBSH Group’s operations and investor and customer confidence and expose the RBSH Group to regulatory sanctions.

●

The RBS Group and the RBSH Group are exposed to cyberattacks and a failure to prevent or defend against such attacks could have a material adverse effect on the RBSH Group’s operations, results of operations or reputation.

●

The RBSH Group is exposed to conduct risk which may adversely impact the RBSH Group or its employees and may result in conduct having a detrimental impact on the RBSH Group’s customers or counterparties.

●	The RBSH Group may be adversely impacted if its risk management is not effective.
●

The RBS Group, including RBSH Group, relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro- and macroeconomic environment in which the RBSG and RBSH Groups operate could have a material adverse effect on the RBSH Group’s business, capital and results.

Risk factors

●

The reported results of the RBSH Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.

●

The RBS Group and its subsidiaries, including the RBSH Group, are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.

●	The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that affects the legal recourse available to investors.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the impact of certain aspects of the transformation plan announced by the RBS Group on RBSH Group,  the impact of the restructuring of the RBS Group’s CIB business on the remaining transfers of certain of the businesses of RBSH Group to RBS plc (the “Transfers”), the impact on RBSH Group of the implementation of the ring-fence of the retail banking operations of RBS Group, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Maximum Distributable Amount (MDA), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; litigation, government and regulatory investigations; RBSH Group’s future financial performance; the level and extent of future impairments and write-downs; and RBSH Group’s exposure to credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  These statements are based on current plans, estimates, targets, and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk and other disclosures are dependent on choices relying on model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect RBSH Group’s results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in the 2015 Annual Report on Form 20-F and this document. These include: RBSH Group’s reliance on the RBS Group, RBSH Group’s ability to achieve its capital targets, RBSH Group’s ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS Group and RBSH Group are subject to (including active civil and criminal investigations), and any resulting material adverse effect on RBSH Group of unfavourable outcomes; the economic, regulatory and political uncertainty arising from the majority vote to leave the European Union in the referendum on the UK’s membership in the European Union; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBSH Group operates; operational risks that are inherent in RBSH Group’s  business; the potential negative impact on RBSH Group’s business of actual or perceived global economic and financial market conditions and other global risks; uncertainties regarding RBSH Group’s  exposure to any weakening of economies within the EU and renewed threat of default or exit by certain countries in the Eurozone; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBSG, the Bank or other entities of the RBS Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies and continued prolonged periods of low interest rates; changes in laws, regulations, accounting standards and taxes; the high dependence of RBSH Group’s operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in RBSH Group’s operations; the risk that RBSH Group may suffer losses due to employee misconduct; the recoverability of deferred tax assets by RBSH Group; liabilities resulting from the legal demerger of ABN Amro Bank NV; and the success of RBSH Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the RBSH Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Additional information

Contact

Richard O’Connor	Head of Investor Relations	+44 (0) 20 7672 1758

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RBS Holdings N.V. Registrant
Date:	26 August 2016	By	/s/ Cornelis Visscher
			Name:	Cornelis Visscher
			Title:	Chief Financial Officer